UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.   )1

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62844N208

(CUSIP Number)

David E. Lazar

c/o ACTIVIST INVESTING llc

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

SPENCER FELDMAN, ESQ.

Kenneth A. Schlesinger, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS David E. Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,200
	8	SHARED VOTING POWER 1,211,843
	9	SOLE DISPOSITIVE POWER 40,200
	10	SHARED DISPOSITIVE POWER 1,211,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Activist Investing LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 421,553
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 421,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS DAVID ABOUDI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS PATRICK LONEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DAVID NATAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of My Size, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is HaYarden 4, POB 1026, Airport City, Israel 7010000.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Activist Investing LLC, a New York limited liability company (“Activist Investing”);

(ii)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian Ventures”);

(iii)	David E. Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	David Aboudi, as a nominee for the Board;

(v)	Patrick Loney, as a nominee for the Board; and

(vi)	David Natan, as a nominee for the Board (together with Messrs. Aboudi, Lazar and Loney, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of Mr. Aboudi is 89 Medinat Hayehudim, Herzliya Pituach, Israel. The principal business address of Mr. Lazar is 1185 Avenue of the Americas, Third Floor, New York, New York 10036. The principal business address of Mr. Loney is 20161 Vikings Crest Loop NE, Poulsbo, Washington 98370. The principal business address of Mr. Natan is 6720 NW 74th Court, Parkland, Florida 33067.

(c) The principal business of Activist Investing is actively investing in distressed public companies. The principal business of Custodian Ventures is assisting and providing custodial services to distressed public companies in securities and engaging in all related activities and transactions. The principal occupation of Mr. Aboudi is serving as a Partner at Aboudi Legal Group PLLC. The principal occupation of Mr. Lazar is serving as the sole member and Chief Executive Officer of each of Custodian Ventures and Activist Investing. The principal occupation of Mr. Loney is serving as the Founder of Mintwood Advisory LLC and its international affiliates. The principal occupation of Mr. Natan is serving as the President and Chief Executive Officer of Natan & Associates, LLC, Executive Vice President and Chief Financial Officer of Airborne Motorworks, Inc., and as a member of the Board of Directors and Chair of the Audit Committee of Global Diversified Marketing Group, Inc.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Nominees is a citizen of the United States of America. In addition, Messrs. Aboudi and Lazar are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Activist Investing and Custodian Ventures were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 421,553 Shares directly beneficially owned by Activist Investing is approximately $480,570, excluding brokerage commissions. The aggregate purchase price of the 790,300 Shares directly beneficially owned by Custodian Ventures is approximately $859,768, excluding brokerage commissions. The Shares purchased by Mr. Lazar were purchased with personal funds. The aggregate purchase price of the 40,200 Shares directly beneficially owned by Mr. Lazar is approximately $45,600, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 12, 2021, Custodian Ventures delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of four highly-qualified candidates: David E. Lazar, David Natan, David Aboudi and Patrick Loney for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). The Reporting Persons believe the Nominees have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below. The election of the Nominees to the Board would result in a change to the composition of the Board and could constitute a change in control under certain of the Issuer’s material agreements.

The Nominees are:

David Aboudi who currently serves as a Partner at Aboudi Legal Group PLLC, a law firm, since January 2019. Previously, Mr. Aboudi served as a Partner at Pearl Cohen Zedek Latzer Baratz, an international law firm, from January 2015 to September 2018, and as Principal at Aboudi & Brounstein, an Israeli law firm, from June 1995 to December 2014. Mr. Aboudi received his J.D. from the Benjamin N. Cardozo School of Law. Mr. Aboudi’s extensive legal, managerial and international business experience will make him make a valuable addition to the Board.

David E. Lazar who currently serves as the Chief Executive Officer of Custodian Ventures LLC, a company which specializes in assisting distressed public companies through custodianship, since February 2018, and Activist Investing LLC, an actively managed investment fund, since March 2018. Previously, Mr. Lazar served as Managing Partner at Zenith Partners International Inc., a boutique consulting firm, from July 2012 to April 2018. In his role as Chief Executive Officer of Custodian Ventures LLC, Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries. Mr. Lazar’s diverse knowledge of financial, legal and operations management, public company management, accounting, audit preparation, due diligence reviews and regulations will make him a valuable addition to the Board.

Patrick Loney who currently serves as the Founder of Mintwood DML LLC, an American-Chinese medical products distributor, since April 2020. Additionally, Mr. Loney serves as the Founder of Mintwood PLLC, a licensed law firm offering corporate and securities legal services, since February 2019. He serves as the Founder and Managing Member of Mintwood Advisory LLC, an advisory firm that sources capital and advises early stage companies and funds, in addition to its international affiliates, since February 2019. Previously, Mr. Loney served as a Strategic Advisor to Paragon Partners Asia Ltd, a boutique consulting firm, from February 2016 to February 2019. He served as an Independent Legal Advisor, where he assisted corporate entities, investment funds and individuals on a variety of corporate and securities law issues, from September 2013 to February 2019. Mr. Loney served as the Principal to Mintwood LLC, a cross-border consulting firm that served the venture capital, technology and real estate markets, from September 2013 to February 2016. Prior to that, Mr. Loney served as a Corporate Associate at K&L Gates LLP, a global law firm, from September 2011 to September 2013. Mr. Loney received his B.A. from Oregon State University and his J.D. from the University of Washington School of Law. Mr. Loney’s considerable experience as a corporate lawyer and international business advisor will make him a strong contributor to the Board.

David Natan currently serves as President and Chief Executive Officer of Natan & Associates, LLC, a consulting firm offering chief financial officer services to public and private companies in a variety of industries, since 2007. In addition, Mr. Natan currently serves as Executive Vice President and Chief Financial Officer for Airborne Motorworks, Inc., a privately-held aerospace transportation company, since April 2020. From February 2010 to May 2020, Mr. Natan served as Chief Executive Officer of ForceField Energy, Inc. (OTCMKTS: FNRG), a company focused on the solar industry and LED lighting products. From February 2002 to November 2007, Mr. Natan served as Executive Vice President of Reporting and Chief Financial Officer of PharmaNet Development Group, Inc., a drug development services company, and, from June 1995 to February 2002, as Chief Financial Officer and Vice President of Global Technovations, Inc., a manufacturer and marketer of oil analysis instruments and speakers and speaker components. Prior to that, Mr. Natan served in various roles of increasing responsibility with Deloitte & Touche LLP, a global consulting firm. Mr. Natan currently serves as a member of the Board of Directors and Chair of the Audit Committee of Global Diversified Marketing Group, Inc. (OTCMKTS: GDMK), a manufacturer, marketer and distributor of food and snack products, since February 2021. Previously, Mr. Natan served as Chairman of the Board of Directors of ForceField Energy, Inc., from April 2015 to May 2020, and as a member of the Board of Directors of Global Technovations, Inc., from December 1999 to December 2001. Mr. Natan holds a B.A. in Economics from Boston University. Mr. Natan’s experience as a seasoned business executive and his extensive experience as a director of technology-enabled public companies will make him a valuable addition to the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, the status of the Reporting Persons’ dialogue with management and the Board, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure (including board composition), senior management, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 12,145,547 Shares outstanding, as of March 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021 and (ii) 392,780 additional Shares issued as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2021.

A.	Activist Investing

(a)	As of the close of business on May 13, 2021, Activist Investing directly beneficially owned 421,553 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 421,553
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 421,553

B.	Custodian Ventures

(a)	As of the close of business on May 13, 2021, Custodian Ventures directly beneficially owned 790,300 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 790,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 790,300

C.	Mr. Lazar

(a)	As of the close of business on May 13, 2021, Mr. Lazar directly beneficially owned 40,200 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures, may be deemed the beneficial owner of the (i) 421,553 Shares owned by Activist Investing and (ii) 790,300 Shares owned by Custodian Ventures.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 40,200
2. Shared power to vote or direct vote: 1,211,843
3. Sole power to dispose or direct the disposition: 40,200
4. Shared power to dispose or direct the disposition: 1,211,843

D.	Messrs. Aboudi, Loney and Natan

(a)	As of the close of business on May 13, 2021, none of Messrs. Aboudi, Loney and Natan beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 12, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the Reporting Persons agreed (i) to solicit proxies for the election of the Nominees at the 2021 Annual Meeting, (ii) not to purchase securities of the Issuer or take other action that would result in the Reporting Persons beneficially owning 10% or more of the Shares without the prior consent of Mr. Lazar and (iii) that Activist Investing, Custodian Ventures and Mr. Lazar agreed to bear all expenses incurred in connection with the group’s activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement, dated May 12, 2021.

99.2	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR Individually and as attorney-in-fact for David Aboudi, Patrick Loney and David Natan

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

Activist Investing LLC

Purchase of Common Stock	5,000	1.2200	05/05/2021
Purchase of Common Stock	10,000	1.2184	05/05/2021
Purchase of Common Stock	10,000	1.2200	05/05/2021
Purchase of Common Stock	5,000	1.2300	05/05/2021
Purchase of Common Stock	5,000	1.2300	05/05/2021
Purchase of Common Stock	5,000	1.2299	05/05/2021
Purchase of Common Stock	5,000	1.2310	05/05/2021
Purchase of Common Stock	5,000	1.2124	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2099	05/05/2021
Purchase of Common Stock	5,000	1.2096	05/05/2021
Purchase of Common Stock	5,000	1.2099	05/05/2021
Purchase of Common Stock	5,000	1.2099	05/05/2021
Purchase of Common Stock	5,000	1.1940	05/05/2021
Purchase of Common Stock	5,000	1.2191	05/05/2021
Purchase of Common Stock	5,000	1.2192	05/05/2021
Purchase of Common Stock	5,000	1.2191	05/05/2021
Purchase of Common Stock	5,000	1.2200	05/05/2021
Purchase of Common Stock	5,000	1.2200	05/05/2021
Purchase of Common Stock	5,000	1.2190	05/05/2021
Purchase of Common Stock	5,000	1.2199	05/05/2021
Purchase of Common Stock	5,000	1.2195	05/05/2021
Purchase of Common Stock	5,000	1.2195	05/05/2021
Purchase of Common Stock	5,000	1.2155	05/05/2021
Purchase of Common Stock	5,000	1.2195	05/05/2021
Purchase of Common Stock	5,000	1.1900	05/05/2021
Purchase of Common Stock	5,000	1.1899	05/05/2021
Purchase of Common Stock	5,000	1.2075	05/05/2021
Purchase of Common Stock	5,000	1.1993	05/05/2021
Purchase of Common Stock	5,000	1.2093	05/05/2021
Purchase of Common Stock	5,000	1.2096	05/05/2021
Purchase of Common Stock	5,000	1.2089	05/05/2021
Purchase of Common Stock	5,000	1.2092	05/05/2021
Purchase of Common Stock	5,000	1.2086	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021

Purchase of Common Stock	5,000	1.1899	05/05/2021
Purchase of Common Stock	5,000	1.1193	05/05/2021
Purchase of Common Stock	5,000	1.2081	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2093	05/05/2021
Purchase of Common Stock	5,000	1.2065	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2093	05/05/2021
Purchase of Common Stock	5,000	1.2065	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2093	05/05/2021
Purchase of Common Stock	5,000	1.2104	05/05/2021
Purchase of Common Stock	5,000	1.2189	05/05/2021
Purchase of Common Stock	5,000	1.2197	05/05/2021
Purchase of Common Stock	5,000	1.2199	05/05/2021
Purchase of Common Stock	5,000	1.2199	05/05/2021
Purchase of Common Stock	5,000	1.2195	05/05/2021
Purchase of Common Stock	5,000	1.2300	05/05/2021
Purchase of Common Stock	5,000	1.2299	05/05/2021
Purchase of Common Stock	5,000	1.2278	05/05/2021
Purchase of Common Stock	5,000	1.2253	05/05/2021
Purchase of Common Stock	5,000	1.2289	05/05/2021
Purchase of Common Stock	5,000	1.2289	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2291	05/05/2021
Purchase of Common Stock	5,000	1.2251	05/05/2021
Purchase of Common Stock	5,000	1.2260	05/05/2021
Purchase of Common Stock	5,000	1.2299	05/05/2021
Purchase of Common Stock	5,000	1.2399	05/05/2021
Purchase of Common Stock	5,000	1.2399	05/05/2021
Purchase of Common Stock	5,000	1.2399	05/05/2021
Purchase of Common Stock	5,000	1.2396	05/05/2021
Purchase of Common Stock	5,000	1.2399	05/05/2021
Purchase of Common Stock	5,000	1.2300	05/05/2021
Purchase of Common Stock	5,000	1.2499	05/05/2021
Purchase of Common Stock	5,000	1.2499	05/05/2021
Purchase of Common Stock	5,000	1.2543	05/05/2021
Purchase of Common Stock	5,000	1.2600	05/05/2021
Purchase of Common Stock	5,000	1.2699	05/05/2021
Purchase of Common Stock	5,000	1.2600	05/05/2021
Purchase of Common Stock	5,000	1.2698	05/05/2021
Purchase of Common Stock	5,000	1.3000	05/05/2021
Purchase of Common Stock	5,000	1.2983	05/05/2021
Purchase of Common Stock	5,000	1.2917	05/05/2021
Purchase of Common Stock	5,000	1.2900	05/05/2021
Purchase of Common Stock	5,000	1.2700	05/05/2021
Purchase of Common Stock	10,000	1.2899	05/05/2021
Purchase of Common Stock	5,000	1.2900	05/05/2021

Custodian Ventures LLC

Purchase of Common Stock	3,000	0.9740	05/05/2021
Purchase of Common Stock	3,000	0.9716	05/05/2021
Purchase of Common Stock	3,000	0.9716	05/05/2021
Purchase of Common Stock	3,000	0.9739	05/05/2021
Purchase of Common Stock	3,000	0.9739	05/05/2021
Purchase of Common Stock	4,000	0.9637	05/05/2021
Purchase of Common Stock	5,000	0.9739	05/05/2021
Purchase of Common Stock	5,000	0.9705	05/05/2021
Purchase of Common Stock	5,000	0.9699	05/05/2021
Purchase of Common Stock	5,000	0.9679	05/05/2021
Purchase of Common Stock	5,000	0.9679	05/05/2021
Purchase of Common Stock	5,000	0.9656	05/05/2021
Purchase of Common Stock	5,000	0.9660	05/05/2021
Purchase of Common Stock	5,000	0.9623	05/05/2021
Purchase of Common Stock	5,000	0.9535	05/05/2021
Purchase of Common Stock	5,000	0.9599	05/05/2021
Purchase of Common Stock	10,000	0.9599	05/05/2021
Purchase of Common Stock	5,000	0.9552	05/05/2021
Purchase of Common Stock	5,000	0.9599	05/05/2021
Purchase of Common Stock	5,000	0.9600	05/05/2021
Purchase of Common Stock	5,000	0.9599	05/05/2021
Purchase of Common Stock	5,000	0.9598	05/05/2021
Purchase of Common Stock	5,000	0.9578	05/05/2021
Purchase of Common Stock	5,000	0.9579	05/05/2021
Purchase of Common Stock	10,000	0.9628	05/05/2021
Purchase of Common Stock	5,000	0.9599	05/05/2021
Purchase of Common Stock	5,000	0.9630	05/05/2021
Purchase of Common Stock	5,000	0.9678	05/05/2021
Purchase of Common Stock	5,000	0.9680	05/05/2021
Purchase of Common Stock	5,000	0.9679	05/05/2021
Purchase of Common Stock	10,000	0.9778	05/05/2021
Purchase of Common Stock	5,000	0.9809	05/05/2021
Purchase of Common Stock	20,000	0.9898	05/05/2021
Purchase of Common Stock	20,000	0.9898	05/05/2021
Purchase of Common Stock	5,000	1.0165	05/05/2021
Purchase of Common Stock	5,000	1.0200	05/05/2021
Purchase of Common Stock	5,200	1.0000	05/05/2021
Purchase of Common Stock	5,000	1.0200	05/05/2021
Purchase of Common Stock	5,000	1.0199	05/05/2021
Purchase of Common Stock	5,000	1.0199	05/05/2021

Purchase of Common Stock	5,000	1.0299	05/05/2021
Purchase of Common Stock	5,000	1.0500	05/05/2021
Purchase of Common Stock	5,000	1.0500	05/05/2021
Purchase of Common Stock	4,800	1.0400	05/05/2021
Purchase of Common Stock	1,800	1.0400	05/05/2021
Purchase of Common Stock	5,000	1.0462	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0696	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0400	05/05/2021
Purchase of Common Stock	5,000	1.0500	05/05/2021
Purchase of Common Stock	5,000	1.0498	05/05/2021
Purchase of Common Stock	2,312	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0700	05/05/2021
Purchase of Common Stock	5,000	1.0678	05/05/2021
Purchase of Common Stock	5,000	1.0500	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0640	05/05/2021
Purchase of Common Stock	5,000	1.0550	05/05/2021
Purchase of Common Stock	5,000	1.0686	05/05/2021
Purchase of Common Stock	5,000	1.0700	05/05/2021
Purchase of Common Stock	5,000	1.0700	05/05/2021
Purchase of Common Stock	5,000	1.0650	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0599	05/05/2021
Purchase of Common Stock	5,000	1.0400	05/05/2021
Purchase of Common Stock	5,000	1.0300	05/05/2021
Purchase of Common Stock	5,000	1.0306	05/05/2021
Purchase of Common Stock	5,000	1.0425	05/05/2021
Purchase of Common Stock	5,000	1.0500	05/05/2021
Purchase of Common Stock	5,000	1.0300	05/05/2021
Purchase of Common Stock	5,000	1.0300	05/05/2021
Purchase of Common Stock	5,000	1.0699	05/05/2021
Purchase of Common Stock	3,000	1.0656	05/05/2021
Purchase of Common Stock	3,456	1.0600	05/05/2021
Purchase of Common Stock	5,000	1.0600	05/05/2021
Purchase of Common Stock	4,033	1.0699	05/05/2021
Purchase of Common Stock	5,000	1.0700	05/05/2021
Purchase of Common Stock	5,000	1.0699	05/05/2021
Purchase of Common Stock	5,000	1.1000	05/05/2021
Purchase of Common Stock	5,000	1.1099	05/05/2021
Purchase of Common Stock	5,000	1.0800	05/05/2021
Purchase of Common Stock	5,000	1.0800	05/05/2021
Purchase of Common Stock	5,000	1.0900	05/05/2021
Purchase of Common Stock	5,000	1.0900	05/05/2021

Purchase of Common Stock	5,000	1.0998	05/05/2021
Purchase of Common Stock	5,000	1.1050	05/05/2021
Purchase of Common Stock	1,948	1.1069	05/05/2021
Purchase of Common Stock	5,000	1.1100	05/05/2021
Purchase of Common Stock	5,000	1.1090	05/05/2021
Purchase of Common Stock	5,000	1.1000	05/05/2021
Purchase of Common Stock	4,304	1.1100	05/05/2021
Purchase of Common Stock	5,000	1.1100	05/05/2021
Purchase of Common Stock	5,000	1.1200	05/05/2021
Purchase of Common Stock	5,000	1.1199	05/05/2021
Purchase of Common Stock	5,000	1.1199	05/05/2021
Purchase of Common Stock	5,000	1.1199	05/05/2021
Purchase of Common Stock	8,000	1.1400	05/05/2021
Purchase of Common Stock	10,000	1.1499	05/05/2021
Purchase of Common Stock	10,000	1.1996	05/05/2021
Purchase of Common Stock	10,000	1.2000	05/05/2021
Purchase of Common Stock	10,000	1.1997	05/05/2021
Purchase of Common Stock	10,000	1.1999	05/05/2021
Purchase of Common Stock	10,000	1.2000	05/05/2021
Purchase of Common Stock	5,000	1.1987	05/05/2021
Purchase of Common Stock	10,000	1.8161	05/05/2021
Purchase of Common Stock	10,000	1.1891	05/05/2021
Purchase of Common Stock	10,000	1.1988	05/05/2021
Purchase of Common Stock	10,000	1.1983	05/05/2021
Purchase of Common Stock	10,000	1.1996	05/05/2021
Purchase of Common Stock	10,000	1.2489	05/05/2021
Purchase of Common Stock	5,000	1.2200	05/05/2021
Purchase of Common Stock	5,000	1.2200	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.1999	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2051	05/05/2021
Purchase of Common Stock	5,000	1.2000	05/05/2021
Purchase of Common Stock	5,000	1.2100	05/05/2021
Purchase of Common Stock	5,000	1.2302	05/05/2021
Purchase of Common Stock	20,000	1.2372	05/05/2021
Purchase of Common Stock	20,000	1.2299	05/05/2021
Purchase of Common Stock	20,000	1.2295	05/05/2021
Purchase of Common Stock	5,000	1.2496	05/05/2021
Purchase of Common Stock	10,000	1.2444	05/05/2021
Purchase of Common Stock	7,900	1.2600	05/05/2021

David E. Lazar

Purchase of Common Stock Purchase of Common Stock	20,000 20,000	1.1819 1.1800	05/10/2021 05/10/2021